Exhibit 99.1

BAYTEX TO PRESENT AT PETERS & CO. 2013 ENERGY CONFERENCE AND BARCLAYS CEO ENERGY-POWER CONFERENCE

CALGARY, ALBERTA (September 3, 2013) - Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that James Bowzer, President and Chief Executive Officer, will be presenting at the Peters & Co. 2013 Energy Conference on Tuesday, September 10, 2013 at 10:00 am EDT (8:00 am MDT) in Toronto, Ontario. Additionally, Marty Proctor, Chief Operating Officer, will be presenting at the Barclays CEO Energy-Power Conference on Friday, September 13, 2013 at 9:45 am EDT (7:45am MDT) in New York, New York. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

Peters & Co.: http://www.newswire.ca/en/webcast/detail/1212399/1330601

Barclays: http://cc.talkpoint.com/barc002/091113a_lp/?entity=30_BTROFF6

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.
For further information about Baytex, please visit our website at www.baytex.ab.ca or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytex.ab.ca